Buffalo Funds
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI  53202

May 31, 2013

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

RE:	BUFFALO FUNDS (the “Trust”)
Securities Act Registration No. File No.: 333-56018
Investment Company Act Registration No. 811-10303
Buffalo Micro Cap Fund (S000006555)

Dear Ms. Browning:

This correspondence is being filed in response to your oral comments and suggestions of March 8, 2013 to the Trust’s Post-Effective Amendment (“PEA”) No. 39 to its registration statement on Form N-1A.  PEA No. 39 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) on January 24, 2013 for the purpose of submitting material changes to the name and principal investment strategy of the Buffalo Micro Cap Fund (the “Fund”), a series of the Trust.  The Trust is filing this PEA No. 43 pursuant to Rule 485(b) with the revisions discussed herein in response to your comments.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

General Comments

1.
Staff Comment:  The Staff suggests removing the second line of the explanatory note at the bottom of the Form Cover page, as the information contained therein could be potentially misleading if the actions suggested by the statement are not in fact taken by the Trust in future filings.

Response:  The Trust responds by making the requested revision.

2.
Staff Comment: With respect to disclosures in the Prospectus and Statement of Additional Information (“SAI”) that include general references to legal authority (e.g. “under the 1940 Act”), please explain the reference in text and in compliance with the Plain English requirements of Form N-1A.

Response:  The Trust responds by confirming supplementally that all references to legal authority are explained in text and in compliance with the Plain English requirements of Form N-1A.

3.	Staff Comment: Please confirm that all of the Fund’s principal strategies and risks have been disclosed in the Prospectus, pursuant to Items 4 and 9 of Form N-1A.

Response: The Trust responds by confirming supplementally that all principal strategies and related risks have been disclosed in the Prospectus.

Prospectus – Summary Section

4.	Staff Comment: Please expand disclosure related to the Fund’s investments in foreign securities to explain what types of foreign securities they Fund may invest in.

Response:  The Trust responds by revising the applicable disclosure to read as follows: “The Fund invests primarily in equity securities, including domestic common stocks, preferred stocks, convertible securities, warrants and rights, of companies that, at the time of purchase by the Fund, have market capitalizations of $1 billion or less.  While the Fund’s investments in equity securities will consist primarily of domestic securities, the Fund may also invest up to 20% of its net assets in sponsored or unsponsored ADRs and equity securities of foreign companies that are traded on U.S. stock exchanges.”

5.
Staff Comment:  If the Fund will invest in emerging markets securities as a principal strategy, please include related disclosure in the discussion of the Fund’s principal investment strategies and risks.

Response:  The Trust responds by stating supplementally that the Fund does not intend to invest in emerging markets securities as a principal investment strategy.

6.
Staff Comment:  Please expand the discussion of the Advisor’s investment process in the description of the Fund’s principal investment strategies disclosure pursuant to Items 4 and 9 of Form N-1A, including what is meant by (i) “expected to benefit from long-term industry, technological or general market trends,” (ii) “fundamental analysis” and (iii) “rigorous valuation analysis”.

Response:  The Trust responds by revising the disclosure of the Advisor’s investment process in the description of the Fund’s principal investment strategies in the Summary Section (Item 4) disclosure as follows:

“The Advisor seeks to identify companies for the Fund’s portfolio that are expected to experience growth based on the identification of long-term, measurable secular trends, and which, as a result, the Advisor believes may have potential revenue growth in excess of gross domestic product.  Companies are screened using in-depth, in-house research to identify those which the Advisor believes have favorable attributes, including attractive valuation, strong management, conservative debt, free cash flow, scalable business models, and competitive advantages.  The Advisor may sell the Fund’s investments to secure gains, limit losses or reinvest in more promising investment opportunities.”

The Trust responds by revising the disclosure of the Advisor’s investment process in the description of the Fund’s principal investment strategies in the Item 9 disclosure as follows:

“The Advisor seeks to select securities for the Fund’s portfolio based on the identification of long-term, measurable secular growth trends (e.g., demographics, global market growth, increasing demand for communications bandwidth).  The Fund’s portfolio managers identify companies that they believe should benefit from these trends, and which, as a result, may have potential revenue growth in excess of gross domestic product.  Companies are screened using in-depth, in-house research to identify those which the Advisor believes have favorable attributes, including attractive valuation, strong management, conservative debt, free cash flow, scalable business models, and competitive advantages.  The Fund’s buy/sell discipline is based on valuation targets derived using the Advisor’s proprietary scoring methodology.  The Advisor may sell the Fund’s investments to secure gains, limit losses or reinvest in more promising investment opportunities.”

Prospectus – Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings – Investment Objective and Principal Investment Strategies

7.
Staff Comment:  If applicable, please add disclosure to the discussion of the Fund’s investment objective as to whether the Fund will provide advance notice to shareholders in the event of a change to the Fund’s investment objective.

Response:  The Trust responds by adding the following disclosure to the discussion of the Fund’s investment objective: “The Fund will not change its investment objective without first providing 60 days’ written notice to shareholders.”

8.
Staff Comment:  To the extent possible, with respect to the disclosure provided pursuant to Item 9 of Form N-1A please avoid duplication of disclosure from the discussion of the Fund’s principal investment strategies and risks from the Summary Section.

Response:  The Trust has reviewed the Item 9 disclosure and has removed information that is duplicative of information provided in the Summary Section.

Prospectus – Additional Policies About Transactions

9.
Staff Comment:  With respect to the statement under the sub-paragraph entitled “Redemptions” stating “The Fund generally sends proceeds to the proper party, as instructed, as soon as practicable after a redemption request has been received in “good order” by the Fund, its agents or an authorized financial intermediary, and accepted,” please remove “and accepted” from this statement and any similar disclosure in the Prospectus or SAI, as this suggests that there may be a delay in between the time of receipt of the redemption request by the Fund and the time at which the NAV for the redeemed shares is determined.

Response:  The Trust responds by making the requested revision.

10.	Staff Comment: Please revise disclosure related to redemptions in-kind in this section to include a statement of the risks to shareholders in the event shares are redeemed in-kind.

Response:  The Trust responds by adding the following statement to the disclosure regarding redemptions in-kind:  “If shares are redeemed in kind, the redeeming shareholder will incur expenses converting the securities into cash and would bear any market risk until such securities are converted into cash.”

Statement of Additional Information

11.
Staff Comment: Please confirm that all of the Fund’s principal and non-principal strategies and risks have been disclosed and clearly labeled as principal and non-principal in the SAI, pursuant to Item 16 of Form N-1A.  Please also confirm that all principal strategies and risks disclosed in the SAI have also been disclosed in the Prospectus.

Response: The Trust responds by confirming supplementally that all principal strategies and related risks disclosed in the SAI have also been disclosed in the Prospectus.  The Trust further confirms that all principal and non-principal strategies and related risks have been disclosed and clearly labeled in the SAI.

12.
Staff Comment:  Pursuant to General Instruction C.2(b) of Form N-1A, please avoid duplication in the SAI of information that is provided in the prospectus, unless necessary to make the SAI comprehensible as a document independent of the prospectus.

Response:  The Trust has reviewed the SAI and has removed information that is duplicative of information provided in the prospectus and that is not necessary to make the SAI comprehensible as a document independent of the prospectus.

13.	Staff Comment: Please confirm whether the Fund invests in reverse repurchase agreements.

Response: The Trust responds by stating supplementally that the Fund does not invest in reverse repurchase agreements.

14.	Staff Comment: Please consider revising Fundamental Investment Restriction No. 5 to clarify that the Fund is permitted to borrow from banks.

Response: The Trust responds by making the requested revision.

15.
Staff Comment:  The Staff suggests that the Trust reorganize the information under the sub-heading entitled “Additional Information Regarding Investment Restrictions” to appear as footnotes to appropriate Fundamental and/or Non-Fundamental Investments Restrictions, so that a shareholder may more easily connect this information to the applicable investment restriction.

Response: The Trust responds by making the requested revision.

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I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ Barry E. Koster

Barry E. Koster
Chief Compliance Officer
Buffalo Funds